May 26, 2006
Via Facsimile — (202) 772-9203 and EDGAR transmission
Ms. Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549-0303

Re:	Brocade Communications Systems, Inc.
Schedule TO-I (File No. 00556977)
Filed May 12, 2006
Dear Ms. Ransom:
As referenced in a letter dated of even date herewith from Wilson Sonsini Goodrich & Rosati, this letter confirms Brocade Communications Systems, Inc.’s understanding that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned if you need any further information.

Brocade Communications Systems, Inc.
/s/ Richard Deranleau
Richard Deranleau
Chief Financial Officer, Vice President and Treasurer